Free Writing Prospectus
Filed pursuant to Rule 433
Supplementing the
Preliminary Prospectus Supplement, dated August 31, 2021
Registration No. 333-233120

Heartland Financial USA, Inc. (NASDAQ: HTLF)
$150,000,000
2.75% Fixed-to-Floating Rate Subordinated Notes due 2031

Term Sheet

Issuer:	Heartland Financial USA, Inc. (the “Company”)

Security:	2.75% Fixed-to-Floating Rate Subordinated Notes due 2031 (the “subordinated notes”)

Aggregate Principal Amount:	$150,000,000

Rating:
BBB by Kroll Bond Rating Agency, Inc.

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Trade Date:	August 31, 2021

Settlement Date:	September 8, 2021 (T + 5)

Final Maturity Date (if not previously redeemed):	September 15, 2031

Coupon:
From and including the original issuance date to, but excluding, September 15, 2026, a fixed rate per annum of 2.75%. From and including September 15, 2026, to but excluding the maturity date or the date of earlier redemption, a floating rate per annum equal to the benchmark rate, which is expected to be three-month term SOFR (as defined in the preliminary prospectus supplement under the heading “Description of Subordinated Notes — Principal and Interest Payments”), plus 210 basis points for each quarterly interest period during the floating rate period; provided, however, that, in the event the benchmark rate is less than zero, the benchmark rate shall be deemed to be zero.

Interest Payment Dates:
Interest on the subordinated notes will be payable semi-annually in arrears on March 15 and September 15 of each year, beginning on March 15, 2022, and ending on September 15, 2026, and thereafter will be payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, beginning on December 15, 2026. If any interest payment date falls on a day that is not a business day, interest will be paid on the next succeeding business day (and without any interest or other payment in respect of any such delay), unless with respect to a floating rate interest payment date, the next succeeding business day falls in the next calendar month. In that case, the interest payment date will instead be the immediately preceding day that is a business day, and interest will accrue to the accelerated interest payment date.

Record Dates:	The 15th calendar day immediately preceding the applicable interest payment date.

Day Count Convention:	30/360 to but excluding September 15, 2026, and, thereafter, a 360-day year and the number of days actually elapsed.

Optional Redemption:
The Company may, at its option, beginning with the interest payment date of September 15, 2026 and on any interest payment date thereafter, redeem the subordinated notes, in whole or in part, from time to time, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the capital adequacy rules of the Federal Reserve, at a redemption price equal to 100% of the principal amount of the subordinated notes being redeemed plus accrued and unpaid interest to, but excluding, the date of redemption.

Special Redemption:
The Company may redeem the subordinated notes, in whole but not in part, at any time, including prior to September 15, 2026, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the capital adequacy rules of the Federal Reserve, if (i) a change or prospective change in law occurs that could prevent the Company from deducting interest payable on the subordinated notes for U.S. federal income tax purposes, (ii) a subsequent event occurs that could preclude the subordinated notes from being recognized as Tier 2 Capital for regulatory capital purposes, or (iii) the Company is required to register as an investment company under the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the subordinated notes plus any accrued and unpaid interest to, but excluding, the redemption date.

Denominations:	$1,000 minimum denominations and $1,000 integral multiples thereof.

Use of Proceeds:
The Company intends to use the net proceeds from this offering for general corporate purposes, which may include, without limitation, providing capital to support its organic growth or growth through strategic acquisitions, financing investments, capital expenditures, investments in its subsidiary banks as regulatory capital, and repaying indebtedness. A portion of the proceeds may be used to retire higher interest rate senior debt, including $21.25 million principal amount of a note payable to an unaffiliated bank which matures on July 24, 2028 and which is currently accruing interest at 5.425% per annum. The Company may also retire certain trust preferred securities where the rates and terms make it advantageous to do so.

Price to Public:	100.00%

Underwriting Discount:	1.25% of principal amount

Proceeds to Issuer (after underwriting discount, but before expenses):	$148,125,000

Ranking:	The subordinated notes will be unsecured, subordinated obligations of the Company and will:
• rank junior in right of payment to all of the Company’s existing and future senior indebtedness, whether secured or unsecured, including claims of depositors and general creditors;
• rank equally in right of payment with any unsecured, subordinated indebtedness currently outstanding or that the Company incurs in the future that rank equally with the subordinated notes;
•
rank senior in right of payment to (i) the Company’s existing junior subordinated debentures and (ii) any indebtedness the terms of which provide that such indebtedness ranks junior to the subordinated notes; and

•
be structurally subordinated to all existing and future indebtedness and liabilities of the Company’s existing and future subsidiaries, including without limitation the depositors of the Company’s subsidiary banks.

As of June 30, 2021, the Company had total outstanding indebtedness, deposits and other liabilities of approximately $16.2 billion, all of which would rank senior in right of payment to the subordinated notes, except for $74.5 million of subordinated debt which matures in 2024 that would rank equally in right of payment to the subordinated notes, and $146.8 million of junior subordinated debentures issued in connection with trust preferred securities, which would rank junior in right of payment to the subordinated notes.

The subordinated notes are not savings accounts or deposits of any bank and are not insured by the FDIC or any other agency

CUSIP/ISIN:	42234Q AE2 / US42234QAE26

Sole Book-Running Manager:	Piper Sandler & Co.

We expect that delivery of the subordinated notes will be made against payment for the subordinated notes on or about the Settlement Date indicated above, which will be the fifth business day following the trade date of August 31, 2021 (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally will be required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the subordinated notes on any date prior to the second business day preceding the Settlement Date will be required, by virtue of the fact that the subordinated notes will initially settle in five business days (T+5), to specify alternative settlement arrangements to prevent a failed settlement and should consult their own investment advisor.

This Pricing Term Sheet is qualified in its entirety by reference to the preliminary prospectus supplement. The information in this Pricing Term Sheet supplements the preliminary prospectus supplement and supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with the information in the preliminary prospectus supplement. Other information (including other financial information) presented in the preliminary prospectus supplement is deemed to have changed to the extent affected by the information contained herein. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the preliminary prospectus supplement. The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, the underwriter or any dealer participating in the offerings will arrange to send you the prospectus and the related preliminary prospectus supplement if you request it by calling Piper Sandler & Co. toll-free at (866) 805-4128 or emailing fsg-dcm@psc.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.